

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 26, 2010

Mr. Christopher J. Coughlin
Chief Financial Officer
Tyco International Ltd.
Freier Platz 10
CH-8200 Schaffhausen, Switzerland

      RE: **Tyco International Ltd.**
               Form 10-K for Fiscal Year Ended September 25, 2009
               Filed November 17, 2009

               Form 10-Q for Fiscal Quarter Ended December 25, 2009
               File No. 1-13836

Dear Mr. Coughlin:

      We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 25, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Goodwill and Intangible Asset Impairments, page 36

1. We note that you took a significant goodwill impairment charge in the second quarter of fiscal 2009. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking this impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? Clarify how changes in foreign currency exchange rates impacted your analysis. In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Critical Accounting Policies and Estimates, page 51

Goodwill and Indefinite-Lived Intangible Asset Impairments, page 53

2. We note that goodwill accounted for approximately 34% of total assets at September 25, 2009. We also note your disclosure that you have certain reporting units with less than a ten percent excess of fair value over carrying value. If you are at risk of failing step one of the goodwill impairment test for your reporting units, you should disclose in future filings the following information:

   - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
   - Amount of goodwill allocated to the reporting unit;
   - Description of the methods and key assumptions used and how the key assumptions were determined;
   - Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
   - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

   Otherwise disclose, if true, in your critical accounting policies and estimates section of the MD&A, that none of your reporting units with significant goodwill are at risk of failing step one of the goodwill impairment test.

> For further guidance, refer to Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

> Please provide us with the proposed disclosures you intend to include in your next Form 10-K to comply with this comment.

<u>Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K</u>

<u>Compensation Discussion and Analysis, page 37</u>
<u>Annual Incentive Compensation, page 42</u>

3. We note that the company performance measure used to award annual bonuses was minimum $450 million in net income, as adjusted for items established by the Compensation Committee and approved by the independent members of the Board in the first quarter of fiscal 2009. As this measure is a non-GAAP measure, in future filings, specifically disclose how the compensation committee calculated the measure from your audited financial statements based upon the provisions of the Plan and, as applicable, how and why it exercised its discretion to adjust the performance measure further. See Instruction 5 to Item 402(b) of Regulation S-K.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director